Exhibit 99.1

Tarena International, Inc. Announces Results for the Fourth Quarter 2014 and Fiscal Year 2014

Fourth Quarter Net Revenues Increased by 39.7% Year-Over-Year

Fourth Quarter Net Income Increased by 23.8% Year-Over-Year

Non-GAAP Fourth Quarter Net Income Increased by 34.9% Year-Over-Year

Fiscal Year Net Revenues Increased by 46.7% Year-Over-Year

Fiscal Year Net Income Increased by 75.8% Year-Over-Year

Non-GAAP Fiscal Year Net Income Increased by 94.1% Year-Over-Year

BEIJING, March 3, 2015–Tarena International, Inc. (NASDAQ: TEDU) (“Tarena” or the “Company”), a leading provider of professional education services in China today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2014.

Fourth Quarter 2014 Highlights

•	Net revenues increased by 39.7% year-over-year to US$39.7 million from US$28.4 million in the same period in 2013.

•	Gross profit increased by 44.5% year-over-year to US$28.8 million from US$20.0 million in the same period in 2013.

•	Operating income increased by 6.4% year-over-year to US$5.7 million from US$5.4 million in the same period in 2013. Non-GAAP operating income, which excluded share-based compensation expenses, increased by 19.7% year-over-year to US$6.7 million from US$5.6 million in the same period in 2013.

•	Net income increased by 23.8% year-over-year to US$7.5 million from US$6.1 million in the same period in 2013.

•	Non-GAAP net income, which excluded share-based compensation expenses, increased by 34.9% year-over-year to US$8.5 million from US$6.3 million in the same period in 2013.

•	Basic and diluted net income per American Depositary Share (“ADS”) were US$0.15 and US$0.13, respectively. Non-GAAP basic and non-GAAP diluted net income per ADS, which excluded share-based compensation expenses, were US$0.17 and US$0.15, respectively. Each ADS represents one Class A ordinary share.

•	Total student enrollments in the fourth quarter of 2014 increased by 22.1% year-over-year to 16,080.

•	Total number of learning centers increased to 118 as of December 31, 2014, from 105 as of September 30, 2014.

Fiscal Year 2014 Highlights

•	Net revenues increased by 46.7% year-over-year to US$136.2 million from US$92.8 million in fiscal year 2013.

•	Gross profit increased by 52.3% year-over-year to US$97.1 million from US$63.8 million in fiscal year 2013.

•	Operating income increased by 40.1% year-over-year to US$19.2 million from US$13.7 million in fiscal year 2013.

•	Non-GAAP operating income, which excluded share-based compensation expenses, increased by 60.8% year-over-year to US$23.2 million from US$14.4 million in fiscal year 2013.

•	Net income increased by 75.8% year-over-year to US$24.7 million from US$14.0 million in fiscal year 2013.

•	Non-GAAP net income, which excluded share-based compensation expenses, increased by 94.1% year-over-year to US$28.8 million from US$14.8 million in fiscal year 2013.

•	Basic and diluted net income per American Depositary Share (“ADS”) were US$0.51 and US$0.43, respectively. Non-GAAP basic and non-GAAP diluted net income per ADS, which excluded share-based compensation expenses, were US$0.59 and US$0.51, respectively.

•	Cash, cash equivalents and time deposits totaled US$166.8 million as of December 31, 2014, compared to US$38.3 million as of December 31, 2013.

•	Deferred revenue totaled US$20.9 million as of December 31, 2014, compared to US$15.5 million as of December 31, 2013.

•	Total student enrollments in fiscal year 2014 increased by 29.1% year-over-year to 59,960.

•	Total number of learning centers increased to 118 as of December 31, 2014, from 92 as of December 31, 2013.

“We finished our first fiscal year as a public company on a strong note, delivering 39.7% and 46.7% revenue growth for the fourth quarter and for the year, respectively. In addition to the strong top line growth, we also achieved the objective set at the beginning of the year to improve profitability by delivering an even stronger net income growth of 75.8% in fiscal year 2014,” said Mr. Shaoyun Han, Tarena’s Chairman and Chief Executive Officer.

“More importantly, we believe we have laid a solid foundation in 2014 to drive sustained growth in 2015. Our overall center utilization increased by more than 5% to reach 71% for the fiscal year 2014. In the fourth quarter of 2014, we opened 13 new learning centers in anticipation of strong student enrollment in our courses after the Chinese New Year holidays. Given the greater business scale and the larger base of more mature learning centers, we expect our profitability to further increase in 2015,” Mr. Han continued.

“We are also particularly pleased with the progress we made in 2014 to expand course offerings beyond our core strength in IT. Our non-IT courses experienced tremendous growth and accounted for 37.6% of total student enrollments in 2014. Our third non-IT course, accounting, enrolled 247 students within the first two months of launch in Beijing alone and will provide an additional growth engine in 2015 as we start to roll it out to other cities in China. Such enrollment results further validated our strategy to diversify our course offerings and revenues by expanding into other high growth disciplines. Finally, and most importantly, we are proud that Tarena continued to deliver excellent education quality and student outcomes, as evidenced by our 4-month post-course job placement rate of above 95% in 2014. We are confident that Tarena will continue to solidify its leading position in China’s professional education services market and generate sustained growth,” Mr. Han concluded.

Mr. Suhai Ji, Tarena’s Chief Financial Officer, added, “in the fourth quarter, we continued to record healthy revenue and gross profit growth driven by strong student enrollments and higher center utilization. Gross margin in the fourth quarter increased by 240 basis points year-over-year to 72.7%. Our non-GAAP operating margin decreased to 16.9% mostly due to a $3.2 million bad debt allowance that we took in the quarter. This is a legacy issue primarily related to students enrolled between 2010 and 2012 through our installment payment plan, which we have substantially reduced after third party financing providers established loan programs for our students in 2013. Despite such impact for the quarter, our non-GAAP operating income for fiscal year 2014 still grew by 60.8% and non-GAAP operating margin also increased by 150 basis points year-over-year to 17.1%.”

Fourth Quarter 2014 Results

Net Revenues

Net revenues increased by 39.7% to US$39.7 million in the fourth quarter of 2014, from US$28.4 million in the same period in 2013. The increase was primarily due to increased student enrollments and higher average revenue per student, as defined by net revenues divided by student enrollment.

Total student enrollments in the fourth quarter of 2014 increased by 22.1% to 16,080 from 13,169 in the same period in 2013, which was driven mainly by the number and the popularity of our course offerings. The number of our course offerings increased from 11 to 12 in the fourth quarter year-over-year while the number of our learning centers increased from 92 as of December 31, 2013 to 118 as of December 31, 2014 to cater to the increased demand for our courses.

Average revenue per student in the fourth quarter of 2014 increased by 14.4% to US$2,466 from US$2,155 in the same period in 2013. The growth in average revenue per student was mainly driven by the increase of standard tuition fees for our courses and the higher percentage of retail channel in our student enrollment channel mix. Beginning in the second quarter of 2014, we raised the standard tuition fees on some of our courses by RMB1,000 (US$163) per course. While we typically charge students enrolled through the retail channel the standard tuition fee, we generally offer students enrolled through the university channel a discount of approximately RMB4,000 (US$650) per person per course. Our student enrollment mix from retail and university channel was 82%/18% and 77%/23% in the fourth quarter of 2014 and 2013, respectively.

Cost of Revenues

Cost of revenues increased by 28.4% to US$10.8 million in the fourth quarter of 2014, from US$8.4 million in the same period in 2013. The increase was mainly due to higher personnel cost and welfare expenses resulting from increased number of teaching and advisory staff at our learning centers and higher average salary, higher rental cost resulting from increased number of learning centers, as well as higher depreciation expenses for our learning centers.

Gross Profit and Gross Margin

Gross profit increased by 44.5% to US$28.8 million in the fourth quarter of 2014, from US$20.0 million in the same period in 2013. Gross margin increased to 72.7% in the fourth quarter of 2014 from 70.3% in the same period in 2013. The improvement in gross margin was mainly due to increased operational scale and efficiency for our learning centers. Our overall center utilization rate in the fourth quarter of 2014 increased to 75% from 70% in the same period in 2013. Personnel cost and welfare expenses decreased to 10.1% of total net revenues in the fourth quarter of 2014, from 11.4% in the same period in 2013. Rental expenses decreased to 7.7% of total net revenues in the fourth quarter of 2014, from 8.1% in the same period in 2013.

Operating Expenses

Total operating expenses increased by 58.5% to US$23.1 million in the fourth quarter of 2014, from US$14.6 million in the same period in 2013 as a result of increases in our selling and marketing, general and administrative and research and development expenses. Total non-GAAP operating expenses, which excluded share-based compensation expenses, increased by 54.2% to US$22.2 million in the fourth quarter of 2014, from US$14.4 million in the same period in 2013. Total share-based compensation expenses allocated to the related operating expenses increased by 335.7% to US$1.0 million in the fourth quarter of 2014, from US$0.2 million in the same period in 2013.

Selling and marketing expenses increased by 46.9% to US$12.3 million in the fourth quarter of 2014, from US$8.4 million in the same period in 2013. The increase was due to higher personnel cost and welfare expenses related to the growth in our selling and marketing headcount and higher average salary, and expanded marketing efforts primarily as a result of increased spending on advertising as we expanded our network of learning centers. Selling and marketing expenses in the fourth quarter of 2014 accounted for 31.1% of the total net revenues, compared to 29.6% in the same period in 2013, primarily because we opened thirteen new learning centers in the fourth quarter of 2014 compared to six in the same period in 2013.

General and administrative expenses increased by 82.3% to US$9.1 million in the fourth quarter of 2014, from US$5.0 million in the same period in 2013. The increase was mainly due to higher bad debt allowance, higher compensation cost for our increased number of general and administrative personnel to support our growing operations and higher share-based compensation expenses. General and administrative expenses in the fourth quarter of 2014 accounted for 23.1% of the total net revenues, compared to 17.7% in the same period in 2013. Non-GAAP general and administrative expenses, which excluded share-based compensation expenses, increased by 72.1% to US$8.3 million, from US$4.8 million in the same period in 2013. Non-GAAP general and administrative expenses in the fourth quarter of 2014 accounted for 20.9% of total net revenues, compared to 17.0% in the same period in 2013.

Research and development expenses increased by 39.8% to US$1.7 million in the fourth quarter of 2014, from US$1.2 million in the same period in 2013. The increase was mainly due to higher personnel cost and welfare expenses of our instructors allocated to their content development activities for our courses, as well as increased number of research and development staff as we expanded our course offerings and operations. Research and development expenses in the fourth quarter of 2014 accounted for 4.2% of total net revenues, compared to 4.1% in the same period in 2013.

Operating Income

Operating income increased by 6.4% to US$5.7 million in the fourth quarter of 2014, from US$5.4 million in the same period in 2013. Operating margin was 14.4% in the fourth quarter of 2014 as compared to 18.9% in the same period in 2013. Non-GAAP operating income, which excluded share-based compensation expenses, increased by 19.7% to US$6.7 million in the fourth quarter of 2014, from US$5.6 million in the same period in 2013. Non-GAAP operating margin was 16.9% in the fourth quarter of 2014 as compared to 19.7% in the same period in 2013.

Interest Income, Net

Net interest income was US$1.5 million in the fourth quarter of 2014, compared to US$0.1 million in the same period in 2013. Interest income in both periods consisted of interest earned on our cash and time deposits in commercial banks and interest income recognized in relation to our installment payment plan for students. The increase in net interest income was primarily due to higher deposit levels resulting from the Company’s IPO proceeds in April 2014.

Income Tax Expense

Income tax expense was US$0.54 million in the fourth quarter of 2014, compared to US$0.52 million in the same period in 2013. The slight increase was mainly due to higher taxable income, largely offset by a decrease in the effective income tax rate to 6.7% in the fourth quarter of 2014 from 7.9% in the same period in 2013. The decrease in the effective income tax rate was primarily due to a tax holiday enjoyed by one of our wholly owned subsidiaries that is qualified as a “Newly Established Software Enterprise” under the PRC Enterprise Income Tax Law, which provides a two-year full exemption from enterprise income tax from 2014 to 2015 followed by a three-year 50% exemption from 2016 to 2018.

Net Income

As a result of the foregoing, net income increased by 23.8% to US$7.5 million in the fourth quarter of 2014, from US$6.1 million in the same period in 2013. Non-GAAP net income, which excluded share-based compensation expenses, increased by 34.9% year-over-year to US$8.5 million from US$6.3 million in the same period in 2013.

Basic and Diluted Net Income per ADS

Basic and diluted net income per ADS were US$0.15 and US$0.13 respectively in the fourth quarter of 2014. Non-GAAP basic and non-GAAP diluted net income per ADS, which excluded share-based compensation expenses, were US$0.17 and US$0.15, respectively.

Fiscal Year 2014 Results

Net Revenues

Net revenues increased by 46.7% to US$136.2 million from US$92.8 million in fiscal year 2013. The increase was primarily due to increased student enrollments and higher average revenue per student.

Total student enrollments in fiscal year 2014 increased by 29.1% to 59,960 from 46,458 in fiscal year 2013, which was driven mainly by the number and the popularity of our course offerings. The number of our course offerings increased from 11 in fiscal year 2013 to 12 in fiscal year 2014 while the number of our learning centers increased from 92 as of December 31, 2013 to 118 as of December 31, 2014 to cater to the increased demand for our courses.

Average revenue per student in fiscal year 2014 increased by 13.7% to US$2,272 from US$1,998 in fiscal year 2013. The growth in average revenue per student was mainly driven by the increase of standard tuition fees for our courses and the higher percentage of retail channel in our student enrollment channel mix. Beginning in the second quarter of 2014, we raised the standard tuition fees on some of our courses by RMB1,000 (US$163) per course. While we typically charge students enrolled through the retail channel the standard tuition fee, we generally offer students enrolled through the university channel a discount of approximately RMB4,000 (US$650) per person per course. Our student enrollment mix from retail and university channel was 82%/18% and 77%/23% for the fiscal year 2014 and 2013, respectively.

Cost of Revenues

Cost of revenues increased by 34.4% to US$39.1 million in fiscal year 2014, from US$29.1 million in fiscal year 2013. The increase was mainly due to higher personnel cost and welfare expenses resulting from increased number of teaching and advisory staff at our learning centers and higher average salary, higher rental cost resulting from increased number of learning centers and expansion of existing learning centers, as well as higher depreciation expenses for our learning centers.

Gross Profit and Gross Margin

Gross profit increased by 52.3% to US$97.1 million in fiscal year 2014, from US$63.8 million in fiscal year 2013. Gross margin increased to 71.3% in fiscal year 2014 from 68.7% in fiscal year 2013. The improvement in gross margin was mainly due to increased operational scale and efficiency for our learning centers. Our overall center utilization rate in fiscal year 2014 increased to 71% from 66% in fiscal year 2013. Personnel cost and welfare expenses decreased to 10.6% of total net revenues in fiscal year 2014, from 12.0% in fiscal year 2013. Rental expenses decreased to 8.3% of total net revenues in fiscal year 2014, from 9.3% in fiscal year 2013.

Operating Expenses

Total operating expenses increased by 55.6% to US$78.0 million in fiscal year 2014, from US$50.1 million in fiscal year 2013 as a result of increases in our selling and marketing, general and administrative and research and development expenses. Total non-GAAP operating expenses, which excluded share-based compensation expenses, increased by 49.9% to US$74.0 million in fiscal year 2014, from US$49.3 million in fiscal year 2013. Total share-based compensation expenses allocated to the related operating expenses increased by 435.8% to US$4.0 million in fiscal year 2014, from US$0.7 million in fiscal year 2013.

Selling and marketing expenses increased by 40.7% to US$42.6 million in fiscal year 2014, from US$30.3 million in fiscal year 2013. The increase was due to higher personnel cost and welfare expenses related to the growth in our selling and marketing headcount and higher average salary, and expanded marketing efforts primarily as a result of increased spending on advertising as we expanded our network of learning centers. Selling and marketing expenses in fiscal 2014 accounted for 31.2% of the total net revenues, compared to 32.6% in fiscal year 2013.

General and administrative expenses increased by 86.9% to US$29.9 million in fiscal year 2014, from US$16.0 million in fiscal year 2013. The increase was mainly due to higher compensation cost for our increased number of general and administrative personnel to support our growing operations, higher bad debt allowance and higher share-based compensation expenses. General and administrative expenses in fiscal year 2014 accounted for 22.0% of the total net revenues, compared to 17.3% in fiscal year 2013. Non-GAAP general and administrative expenses, which excluded share-based compensation expenses, increased by 71.2% to US$26.3 million, from US$15.4 million in fiscal year 2013. Non-GAAP general and administrative expenses in fiscal year 2014 accounted for 19.3% of total net revenues, compared to 16.6% in fiscal year 2013.

Research and development expenses increased by 43.0% to US$5.4 million in fiscal year 2014, from US$3.8 million in the same period in 2013. The increase was mainly due to higher personnel cost and welfare expenses of our instructors allocated to their content development activities for our courses, as well as increased number of research and development staff as we expanded our course offerings and operations. Research and development expenses in fiscal year 2014 accounted for 4.0% of total net revenues, compared to 4.1% in fiscal year 2013.

Operating Income

Operating income increased by 40.1% to US$19.2 million in fiscal year 2014, from US$13.7 million in fiscal year 2013. Operating margin was 14.1% in fiscal year 2014 as compared to 14.7% in fiscal year 2013. Non-GAAP operating income, which excluded share-based compensation expenses, increased by 60.8% to US$23.2 million in fiscal year 2014, from US$14.4 million in fiscal year 2013. Non-GAAP operating margin was 17.1% in fiscal year 2014 as compared to 15.6% in fiscal year 2013.

Interest Income, Net

Net interest income was US$4.4 million in fiscal year 2014, compared to US$1.5 million in fiscal year 2013. Interest income in both periods consisted of interest earned on our cash and time deposits in commercial banks and interest income recognized in relation to our installment payment plan for students. The increase in net interest income was primarily due to higher deposit levels resulting from the Company’s IPO proceeds in April 2014.

Income Tax Expense

Income tax expense was US$2.4 million in fiscal year 2014, compared to US$2.3 million in the same period in 2013. The increase was mainly due to higher taxable income, largely offset by a decrease in the effective income tax rate to 8.9% in fiscal year 2014 from 13.9% in the same period in 2013. The decrease in the effective income tax rate was primarily due to a tax holiday enjoyed by one of our wholly owned subsidiaries that is qualified as a “Newly Established Software Enterprise” under the PRC Enterprise Income Tax Law, which provides a two-year full exemption from enterprise income tax from 2014 to 2015 followed by a three-year 50% exemption from 2016 to 2018.

Net Income

As a result of the foregoing, net income increased by 75.8% to US$24.7 million in fiscal year 2014, from US$14.0 million in fiscal year 2013. Non-GAAP net income, which excluded share-based compensation expenses, increased by 94.1% to US$28.8 million in fiscal year 2014 from US$14.8 million in fiscal year 2013.

Basic and Diluted Net Income per ADS

Basic and diluted net income per ADS were US$0.51 and US$0.43 respectively in fiscal year 2014. Non-GAAP basic and Non-GAAP diluted net income per ADS, which excluded share-based compensation expenses, were US$0.59 and US$0.51, respectively.

Business Outlook

Based on the Company’s current estimates, total net revenues for the first quarter of 2015 are expected to be between US$27.8 million and US$28.8 million, representing an increase of 14.4% to 18.5% on a year-over-year basis. The Company also expects its total net revenues for the full year of 2015 to be between US$180 million and US$186 million, representing an increase of 32.2% to 36.6% on a year-over-year basis.

This guidance is based on the current market conditions and reflects the Company’s current and preliminary estimates of market and operating conditions, which are subject to change.

Conference Call

The Company will host a conference call and live webcast to discuss its financial results for the fourth quarter of 2014 and fiscal year 2014 at 8:00 a.m. Eastern Time on March 3, 2015 (9:00 p.m. Beijing time on March 3, 2015).

The dial-in details for the live conference call are as follows:

United States: 855 298 3404

Hong Kong: 800 905 927

China Mainland: 400 120 0539

Singapore: 800 616 3222

Taiwan: +886 2 7708 3282

United Kingdom: 800 015 9725

International: +1 631 514 2526

Conference ID: 9238610

A replay of the call will be available approximately 2 hours after the conclusion of the conference call through March 10, 2015. The dial-in details for the replay are:

United States: 1866 846 0868

Hong Kong: 800 966 697

China Mainland: 400 184 2240

Singapore: 800 616 2127

Taiwan: 801 232 352

United Kingdom: 800 169 7301

Conference ID: 9238610

Additionally, a live and archived webcast of this call will be available on the Investor Relations section of Tarena’s website at http://ir.tarena.com.cn.

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Tarena may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including the business outlook for the fourth quarter and full year of 2014 and statements about Tarena’s beliefs and expectations, are forward-looking statements. Many factors, risks and uncertainties could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: Tarena’s goals and strategies; its future business development, financial condition and results of operations; its ability to continue to attract students to enroll in its courses; its ability to continue to recruit, train and retain qualified instructors and teaching assistants; its ability to continually tailor its curriculum to market demand and enhance its courses to adequately and promptly respond to developments in the professional job market; its ability to maintain or enhance its brand recognition, its ability to maintain high job placement rate for its students, and its ability to maintain cooperative relationships with financing service providers for student loans. Further information regarding these and other risks, uncertainties or factors is included in Tarena’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and Tarena does not undertake any obligation to update such information, except as required under applicable law.

About Tarena International, Inc.

Tarena International, Inc. (NASDAQ: TEDU) is a leading provider of professional education services in China. Through its innovative education platform combining live distance instruction, classroom-based tutoring and online learning modules, Tarena offers courses in nine IT subjects and three non-IT subjects. Its courses provide students with practical education to prepare them for jobs in industries with significant growth potential and strong hiring demand. Since its inception in 2002, Tarena has trained over 188,000 students, cooperated with more than 500 universities and colleges and placed students with approximately 50,000 corporate employers in a variety of industries. For further information, please visit http://ir.tarena.com.cn.

About Non-GAAP Financial Measures

To supplement Tarena’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Tarena’s management uses non-GAAP measures of cost of revenues, operating expenses, operating income, net income, and net income per share, which are adjusted from results based on GAAP to exclude the share-based compensation expenses.

Our non-GAAP financial information provide meaningful supplemental information regarding its performance and liquidity by excluding share-based expenses that may not be indicative of its operating performance from a cash perspective. These non-GAAP financial information should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results. In addition, calculation of the non-GAAP financial measures may be different from the calculation used by other companies, and therefore comparability may be limited.

A limitation of using non-GAAP cost of revenues, operating expenses, operating income and net income is that the share-based compensation charge has been and will continue to be a significant recurring expense in the Company’s business for the foreseeable future. In order to mitigate these limitations the Company has provided specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables include details on the reconciliation between GAAP financial measures that are most directly comparable to the non-GAAP financial measures the Company has presented.

For further information, please contact:

Christina Zhu

Investor Relations

Tarena International Inc.

Tel: +8610 56219451

Email: ir@tarena.com.cn

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of
	December 31	December 31
	2014	2013
	US$	US$

ASSETS
Current assets:
Cash and cash equivalents	42,659,791	26,139,255
Time deposits	106,834,876	—
Accounts receivable, net of allowance for doubtful accounts	23,184,239	15,001,222
Prepaid expenses and other current assets	8,730,124	3,497,332
Deferred income tax assets	2,055,596	1,546,213

Total current assets	183,464,626	46,184,022
Time deposits	17,313,054	12,161,617
Accounts receivable, net of allowance for doubtful accounts	1,488,251	415,881
Property and equipment, net	13,373,950	12,805,567
Other non-current assets	2,314,293	2,105,832

Total assets	217,954,174	73,672,919

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY (DEFICIT)

Current liabilities:
Accounts payable	319,138	217,451
Income taxes payable	5,394,036	3,012,165
Deferred revenue	20,915,232	15,487,494
Accrued expenses and other current liabilities	8,053,850	6,617,558

Total current liabilities	34,682,256	25,334,668

Other non-current liabilities	384,686	243,555

Total liabilities	35,066,942	25,578,223

Commitments and contingencies	—	—
Mezzanine equity:
Series A convertible redeemable preferred shares	—	419,776
Series B convertible redeemable preferred shares	—	15,747,869
Series C convertible redeemable preferred shares	—	95,211,135

Total mezzanine equity	—	111,378,780

Shareholders’ equity (deficit):
Ordinary shares	50,945	12,226
Additional paid-in capital	135,887,927	—
Accumulated other comprehensive income	1,701,598	1,634,920
Retained earnings (accumulated deficit) (a)	45,246,762	(64,931,230)

Total shareholders’ equity (deficit)	182,887,232	(63,284,084)

Total liabilities, mezzanine equity and shareholders’ equity (deficit)	217,954,174	73,672,919

Note:

(a)	On August 19, 2014, the Board of Directors approved the Company to undertake a reclassification of the balances between additional paid-in capital and accumulated deficit of US$85,568, 016 beginning in the third quarter of 2014. The reclassification was primarily due to the accretion of convertible redeemable preferred shares, of which US$85,568,016 were charged against the balance in accumulated deficit in the absence of additional paid-in capital.

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	For the Three Months Ended December 31		For the Year Ended December 31
	2014	2013	2014	2013
	US$	US$	US$	US$

Net revenues	39,650,361	28,374,565	136,204,017	92,833,660
Cost of revenues(a)	(10,814,716)	(8,421,443)	(39,079,756)	(29,068,058)

Gross profit	28,835,645	19,953,122	97,124,261	63,765,602
Selling and marketing expenses(a)	(12,324,425)	(8,390,493)	(42,562,280)	(30,251,656)
General and administrative expenses(a)	(9,149,652)	(5,018,300)	(29,947,822)	(16,026,831)
Research and development expenses(a)	(1,659,859)	(1,187,220)	(5,445,668)	(3,807,155)

Operating income	5,701,709	5,357,109	19,168,491	13,679,960
Interest income	1,479,865	97,111	4,360,315	1,541,175
Foreign exchange gain(loss)	322,115	2,165	1,196,530	(197,040)
Other income	581,409	1,160,186	2,370,736	1,294,262

Income before income taxes	8,085,098	6,616,571	27,096,072	16,318,357
Income tax expense	(544,897)	(523,771)	(2,404,824)	(2,271,326)

Net income	7,540,201	6,092,800	24,691,248	14,047,031
Accretion of convertible redeemable preferred shares	—	(42,837,978)	(576,431)	(44,360,060)

Net income (loss) attributable to ordinary shareholders(b)	7,540,201	(36,745,178)	24,114,817	(30,313,029)

Net income per share(c):

Basic	0.15	(3.29)	0.51	(2.77)

Diluted	0.13	(3.29)	0.43	(2.77)

Weighted average number of ordinary shares outstanding:
Basic	50,812,025	11,165,208	41,009,691	10,930,412
Diluted	58,535,762	11,165,208	48,229,842	10,930,412

Net income	7,540,201	6,092,800	24,691,248	14,047,031
Other comprehensive income
Foreign currency translation adjustment, net of nil income taxes	462,709	399,498	66,678	1,150,824

Comprehensive income	8,002,910	6,492,298	24,757,926	15,197,855

Notes:

(a)	Includes share-based compensation expense as follows:

	For the Three Months Ended December 31		For the Year Ended December 31
	2014	2013	2014	2013
	US$	US$	US$	US$
Cost of revenues	16,318	4,294	56,743	17,179
Selling and marketing expenses	49,482	11,308	168,601	45,233
General and administrative expenses	853,621	198,184	3,627,078	654,323
Research and development expenses	62,049	12,002	209,737	48,011

(b)	Net income attributable to ordinary shareholders reflected the impact of non-cash accounting charges relating to the preferred shares. All outstanding preferred shares were automatically converted into ordinary shares upon the completion of the Company’s IPO on April 3, 2014. Thereafter, there will be no accretion to the preferred shares and all net income will be attributable to the ordinary shareholders.
(c)	The Company uses the two-class method to calculate basic and diluted earnings per share. Under the two-class method, when calculating the basic and dilutive EPS, net income attributable to ordinary shareholders is adjusted to reflect the net income which is allocated to preferred shares.

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

RECONCILIATION OF GAAP MEASURES TO NON-GAAP MEASURES

	For the Three Months Ended December 31		For the Year Ended December 31
	2014	2013	2014	2013
	US$	US$	US$	US$

GAAP Cost of revenues	10,814,716	8,421,443	39,079,756	29,068,058

Share-based compensation expense in cost of revenues	16,318	4,294	56,743	17,179
Non-GAAP cost of revenues	10,798,398	8,417,149	39,023,013	29,050,879

GAAP Selling and marketing expenses	12,324,425	8,390,493	42,562,280	30,251,656
Share-based compensation expense in selling and marketing expenses	49,482	11,308	168,601	45,233
Non-GAAP selling and marketing expenses	12,274,943	8,379,185	42,393,679	30,206,423

GAAP General and administrative expenses	9,149,652	5,018,300	29,947,822	16,026,831
Share-based compensation expense in general and administrative expenses	853,621	198,184	3,627,078	654,323
Non-GAAP general and administrative expenses	8,296,031	4,820,116	26,320,744	15,372,508

GAAP Research and development expenses	1,659,859	1,187,220	5,445,668	3,807,155
Share-based compensation expense in research and development expenses	62,049	12,002	209,737	48,011
Non-GAAP research and development expenses	1,597,810	1,175,218	5,235,931	3,759,144

Operating income	5,701,709	5,357,109	19,168,491	13,679,960
Share-based compensation expenses	981,470	225,788	4,062,159	764,746
Non-GAAP operating income	6,683,179	5,582,897	23,230,650	14,444,706

Net income	7,540,201	6,092,800	24,691,248	14,047,031
Share-based compensation expense	981,470	225,788	4,062,159	764,746
Non-GAAP net income	8,521,671	6,318,588	28,753,407	14,811,777
Accretion of convertible redeemable preferred shares	—	(42,837,978)	(576,431)	(44,360,060)
Non-GAAP net income (loss) attributable to ordinary shareholders	8,521,671	(36,519,390)	28,176,976	(29,548,283)

Non-GAAP net income (loss) per share(a)
Basic	0.17	(3.27)	0.59	(2.70)

Diluted	0.15	(3.27)	0.51	(2.70)

Weighted average number of ordinary shares outstanding used in calculating Non-GAAP net income per share(b)
Basic	50,812,025	11,165,208	41,009,691	10,930,412
Diluted	58,535,762	11,165,208	48,229,842	10,930,412

Notes:

(a)	The Company uses the two-class method to calculate basic and diluted earnings per share. Under the two-class method, when calculating the basic and dilutive EPS, net income attributable to ordinary shareholders is adjusted to reflect the net income which is allocated to preferred shares.
(b)	The Non-GAAP net income per share is computed using Non-GAAP net income attributable to ordinary shareholders and the same number of ordinary shares used in GAAP basic and diluted net income per share calculation.